FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, November 6, 2020

Ger. Gen. N° 20/2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18.045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you in the attached Significant Event that, as approved by the Board of Directors of Enel Américas S.A. (“Enel Américas” or the “Company”) and having been received today, the following reports related to the merger through which Enel Américas S.A. will absorb EGP Américas SpA and, consequently, incorporate the generation subsidiaries of unconventional renewable energy that Enel Green Power (Italy) owns in Central and South America (except Chile), hereinafter the “Merger Operation.” The subject of the Significant Events issued by the Company on September 21, 2020, and October 9 and October 28, 2020, is now made available to the shareholders:

(i)	Final Report issued by the independent evaluator appointed by the Board of Directors of Enel Américas, Banco Santander, regarding the conditions of the Merger Operation, its effects, and its potential impact on Enel Américas.

(ii)	Final Report issued by the independent evaluator appointed by the Directors Committee of Enel Américas, Banchile Asesoría Financiera S.A., regarding the conditions of the Merger Operation, its effects, and its potential impact on Enel Américas.

(iii)	Final Report issued by Mr. Pablo D'Agliano, an independent expert appointed by Enel Américas, in relation to the value of Enel Américas and EGP Américas SpA, the companies to be merged, and the relation of the share redemption of the aforementioned companies and the corresponding proforma balance sheet, within the framework of the Merger Operation.

Likewise, we have taken notice of the Final Report issued by Mr. David Jana, an independent expert appointed by EGP Américas SpA, related to the value of Enel Américas and EGP Américas SpA, the companies to be merged, and the relation of the share redemption of the aforementioned companies and the corresponding proforma balance sheet. This report has been obtained from the EGP Américas SpA website: https://www.enelgreenpower.com/es/paises/egp-americas, where it is published.

Copies of the aforementioned documents will be available today at the disposal of the shareholders on the Company's website, www.enelamericas.com and in the Company´s offices located at Santa Rosa 76, 15th floor, Santiago, Chile, corresponding to the Investor Relations Management department.

Finally, on Friday, November 13, a presentation will be made regarding the reports referred to in this Significant Event, as well as the other matters related to the Merger Operation, to which all local and foreign investors, shareholders, and the market in general will have access. Details about how to view the presentation, the conference schedule, and a copy of the presentation will be available to all interested parties in due course on the company's website: www.enelamericas.com.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:         Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: November 6, 2020